February 13, 2020

John J. Engel
Chief Executive Officer
WESCO International, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, PA 15219

       Re: WESCO International, Inc.
           Registration Statement on Form S-4
           Filed February 7, 2020
           File No. 333-236307

Dear Mr. Engel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Morris at (202) 551-3314 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    John L. Robinson